 FORM 53-901F SECURITIES ACT (BRITISH COLUMBIA) MATERIAL CHANGE REPORT UNDER SECTION 85(1)
FORM 27 SECURITIES ACT (ALBERTA) MATERIAL CHANGE REPORT UNDER SECTION 146(1)

[NOTE: Every report required to be filed under the foregoing Acts shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".]

[NOTE: Where this report is filed on a confidential basis, put at the beginning of the report in block capitals "CONFIDENTIAL" and everything that is required to be filed shall be placed in an envelope addressed to the Commission marked "CONFIDENTIAL".]

1. Reporting Issuer

Full name of the Issuer:

CARDERO RESOURCE CORP. (the "Company")
The address of the principal office in Canada of the reporting issuer is as follows:

Suite 1901 - 1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3

PHONE: (604) 408-7488

2. Date of Material Change

February 3, 2004

3. Press Release

The date and place(s) of issuance of the press release are as follows:

February 3, 2004

The Press Release was released to TSX Venture Exchange, being the only exchange upon which the shares of the Company are listed, and through various other approved public media.

4. Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Cardero Resource Corp. (the "Issuer") acquires the Pampa de Pongo iron deposit in southern Peru from a private Peruvian Company.

5. Full Description of Material Change

Cardero Resource Corp. ("Cardero" or the "Company") announces that it has entered into an agreement with a private Peruvian company, controlled by local businessman, Mr. Carlos Ballon, to acquire the Pampa de Pongo iron deposit in southern Peru.

This large project covers a total of 8,000 hectares and is located approximately 60 km southwest of the city of Nasca and approximately 400 km south of Lima, Peru. A deep sea port facility is located 42 km northwest of the Pampa de Pongo project at Puerto San Nicolas. The private Peruvian company holds the exclusive right and option to acquire a one hundred percent interest from Rio Tinto Mining and Exploration Ltd. ("RT").

In order to acquire a 100% interest in the Pampa de Pongo iron deposit, the private Peruvian company will receive a combination of cash and shares, and Cardero will assume all terms and conditions of the underlying agreement with RT and make the following payments to RT or RT's designated affiliates:

Due Date	Payment US$
27 January 2005	$50,000
27 January 2006	$50,000
27 January 2007	$100,000
27 January 2008	$300,000
TOTAL	US$500,000

6. Reliance on Section 85(2) of the Securities Act (British Columbia) or,
Reliance on Section 118(2) of the Securities Act (Alberta)
Not Applicable

7. Omitted Information

Not Applicable

8. Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Marla K. Ritchie, Corporate Secretary
Suite 1901 - 1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3

PHONE: (604) 408-7488

9. Statement of Senior Officer

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, this 4th day of February, 2004.

"Marla K. Ritchie" (signed)
Marla K. Ritchie, Corporate Secretary